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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        Marcum Natural Gas Services, Inc.
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             (Exact name of registrant is specified in its charter)


             Delaware                                  84-1169358
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

1675 Broadway, Suite 2150
Denver, Colorado                                         80202
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(Address of principal executive offices)              (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                Name of each exchange on which
   to be so registered                each class is to be registered
   -------------------                ------------------------------
         None                                    None

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
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                                (Title of Class)

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         This Form 8-A/A Amendment No. 1 is hereby filed to supplement and amend the information set forth in the Registration Statement on Form 8-A filed on January 10, 1992 by Marcum Natural Gas Services, Inc.

ITEM 1.  DESCRIPTION OF REGISTRANT SECURITIES TO BE REGISTERED
         -----------------------------------------------------

         On March 23, 1998, Marcum Natural Gas Services, Inc., a Delaware corporation (the "Registrant"), Metretek, Incorporated, a Florida corporation and wholly-owned subsidiary of the Registrant ("Metretek"), American Meter Company, a Delaware corporation ("American Meter"), and Eagle Research Corporation, a Florida corporation and a subsidiary of American Meter ("Eagle"), entered into an Asset Purchase Agreement, dated as of March 23, 1998 (the "Purchase Agreement"), providing for, among other things, the sale of certain assets of Eagle to Metretek in consideration, among other things, for 1,758,242 shares of Common Stock, par value $.01 per share (the "Common Shares"), of the Registrant and a promissory note convertible into additional Common Shares.

         On March 23, 1998, prior to the execution of the Purchase Agreement, the Registrant executed Amendment No. 1 (the "Amendment") to the Rights Agreement ("Rights Agreement"), dated as of December 2, 1991, by and between the Registrant and American Securities Transfer & Trust, Inc. (formerly named American Securities Transfer, Inc.), as rights agent. The Amendment amends
Section 1(a), 3(a) and 11 of the Rights Agreement to (a) prevent American Meter and its affiliates from becomes an "Acquiring Person" (as such term is defined and used in the Rights Agreement), (b) prevent a "Distribution Date" (as such term is defined and used in the Rights Agreement) from occurring, and (c) prevent an adjustment of the Purchase Price, number and kind of shares, and the number of "Rights" (as such term in defined in the Rights Agreement), as a result of: (i) the execution of the Purchase Agreement (or any amendment thereto in accordance with the terms thereof), or the consummation of the transactions contemplated thereby, or the announcement or commencement thereof, or (ii) the beneficial ownership by American Meter and its affiliates of up to, but not in excess of, 25% of the Common Shares then outstanding pursuant to the Purchase Agreement or otherwise. The Amendment also amends Section 13 of the Rights Agreement to exempt the execution of the Purchase Agreement (or any amendment thereto in accordance with the terms thereof), the consummation of the transactions contemplated thereby, or the announcement or commencement thereof, from the triggering provisions of Section 13. The Amendment also provides for certain conforming technical amendments in Sections 1, 3(c) and 27 of the Rights Agreement.

                                SUMMARY OF RIGHTS
                                -----------------

         On December 2, 1991, the Board of Directors of the Registrant declared a dividend of one preferred share purchase right (a "Right") for each Common Share outstanding on December 2, 1991 (the "Record Date"), and further authorized the issuance of one Right for each Common Share issued after the Record Date until the earlier of the "Distribution Date," the "Redemption Date" and the "Final Expiration Date" (as such terms are defined in the Rights Agreement). Each Right entitles the registered holder thereof to purchase from the Registrant one one-hundredth of a share of Series C Preferred Stock, par value $.01 per share ("Preferred Shares"), of the

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Registrant at a purchase price of $25.00 per one one-hundredth of a Preferred
Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, as amended by the Amendment.

         Until the earlier to occur of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons ("Person") has become an Acquiring Person, or (ii) the tenth business day (or such later date as may be determined by the Board of Directors of the Registrant prior to such time as any Person becomes an Acquiring Person) after the date of commencement, or the first public announcement of the intention to commence, a tender offer or exchange offer would result in the beneficial ownership by a Person of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares.

         The term "Acquiring Person" is defined for purposes of the Rights Agreement as any Person who beneficially owns 15% or more of the Common Shares then outstanding, subject to certain exceptions for related parties set forth in the Rights Agreement. Notwithstanding the foregoing, neither American Meter nor any of its affiliates shall be deemed to be an "Acquiring Person," and no "Distribution Date" shall be deemed to have occurred, solely by reason of the execution of the Purchase Agreement (or any amendment thereto in accordance with the terms thereof) or the consummation of the transactions contemplated thereby or by the beneficial ownership by American Meter and/or its affiliates of up to, but not in excess of 25% of the Common Shares then outstanding. However, a Person who obtains beneficial ownership of 15% or more of the outstanding shares of Common Shares, either (i) by reason of share purchases by the Registrant reducing the number of Common Shares outstanding, or (ii) inadvertently, as determined in good faith by the Board of Directors, if such Person promptly divests itself of enough Common Shares so as to beneficially own less than 15% of the outstanding Common Shares, shall not be an Acquiring Person.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer and issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 1, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Registrant, in each case, as described below.

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         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets
(excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $4.00 per share or 100 times the dividend paid per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of $100.00 per share or 100 times the amount payable per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution protections. Due to the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each right should approximate the value of one Common Share.

         In the event any Person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price of the Right.

         In the event that, at any time after the Distribution Date, (i) the Registrant is acquired in a merger or other business combination transaction,
(ii) any Person merges with and into the Registrant and the Registrant is the surviving corporation, but the Common Shares are changed or exchanged, or (iii) 50% or more of the consolidated assets or earning power of the Registrant are sold after a Person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by an Acquiring Person (which have previously become voided as set forth above), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

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         At any time after a Person becomes an Acquiring Person but before the
Acquiring Person becomes the beneficial owner of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by the Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right, subject to an adjustment.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Registrant, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the time a Person becomes an Acquiring Person, the Board of Directors of the Registrant may redeem all, but not less than all, of the Rights at a redemption price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights Agreement may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights; provided, however, that from and after such time as any Person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights, and except that the Board of Directors may not reduce the threshold at which "Acquiring Person" status is obtained to less than the greater of (i) the sum of
 .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any Person (other than certain related parties), and (ii) 10%. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant on terms not approved by the Board of Directors of the Registrant, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person that attempts to acquire the Registrant on terms not approved by the Board of Directors of the Registrant without conditioning its offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers in which stockholders may otherwise desire to participate. The Rights may be beneficial to management in a hostile tender offer and may have an adverse impact on stockholders who may want to participate in such tender offer. However, the Rights are not intended to prevent any takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquirer on behalf of all the stockholders. In addition, the Rights should in no way interfere with any proxy contest.

         The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant. Because the Board of Directors may, at its option, at

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any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all of the outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement has been filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-18 filed December 13, 1991. A copy of the Amendment is being filed as Exhibit 2 to this Form 8-A/A, Amendment No.
1. The foregoing Summary of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are incorporated in this summary description by reference.

ITEM 2.  EXHIBITS.
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         1.       Rights Agreement, dated as of December 2, 1991, between the
                  Registrant and American Securities Transfer, Inc., as Rights Agent (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement or Form S-18, Registration No. 33-73874 ("Form S-18")).

         2.       Amendment No. 1 to Rights Agreement, dated March 23, 1998. *

         3. Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Form S-18).

         4.       Form of Right Certificate. *

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         * Filed herewith

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           MARCUM NATURAL GAS SERVICES, INC.

Date:  April 1, 1998                       By  /s/ W. Phillip Marcum
                                              ----------------------------------
                                              W. Phillip Marcum, President and
                                              Chief Executive Officer

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